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VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jeffrey Lewis
Shannon Menjivar
Ruairi Regan
Pam Howell

Re:	Bally’s Chicago, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed December 27, 2024 File No. 333-283772

Ladies and Gentlemen:

On behalf of Bally’s Chicago, Inc. (the “Company”), we submit this letter in connection with the filing of Amendment No. 3 to Registration Statement on Form S-1 (the “Amendment No. 3”) which reflects the Company’s responses to the comment letter received by the Company on January 7, 2025 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the above referenced Amendment No. 2 to Registration Statement on Form S-1 previously filed by the Company on December 27, 2024 (the “Amendment No. 2”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 3 and all references to page numbers in such responses are to page numbers in Amendment No. 3.

January 14, 2025 Page 2

Amended Registration Statement on Form S-1

Key Performance Indicators, page iii

1.	We note your disclosure that Temporary Casino Adjusted EBITDAR is a key performance indicator that is used to analyze the performance of your business. Please address the following:

•	We note that Temporary Casino Adjusted EBITDAR eliminates rent expense associated with triple net operating leases, expansion costs and management fees to Bally’s Corporation which appear to be normal, recurring, cash operating expenses necessary to operate your business. Please tell us how you determined it was appropriate to exclude these amounts from the measure. Refer to Question 100.01 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, as disclosed in Note 12 of the Notes to the Company’s Consolidated Financial Statements included in Amendment No. 3, during the third quarter of 2024, the Company updated its operating and reportable segments to align with how the Company's business is being managed. A change in the way the Company's chief operating decision maker makes operating decisions, assesses the performance of the business and allocates resources was driven by the Company taking possession of the land underlying the permanent casino project during the quarter. As a result of this segment re-alignment, the Company determined it had two operating and reportable segments: Temporary Casino and Permanent Casino. As a result of this update, the Company utilizes Temporary Casino Adjusted EBITDAR to evaluate the financial performance of its Temporary Casino reportable segment. As such, Temporary Casino Adjusted EBITDAR is a measure of the Company’s segment profitability disclosed in accordance with the requirements of ASC 280, Segment Reporting, and it does not represent a non-GAAP measure as noted in C&DI 104.01 and 104.02.

January 14, 2025 Page 3

Prospectus Summary

Permanent Resort and Casino Run-Rate Performance, page 6

2.	We note the examples of hypothetical outcomes and information regarding performance of other casino operators in this section and your statement that the information provided is intended solely to offer context and does not constitute a projection or forecast of our future performance. Please explain the basis for your conclusion that this performance information should not be deemed a forecast or projection in accordance with Item 10(b) of Regulation S-K. Please also revise to clearly disclose any assumptions underlying these figures and disclosure clearly reflecting the differences between the scenarios presented.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the sensitivity analysis is not intended to be a forecast or projection as defined under Item 10(b) of Regulation S-K. Instead, it serves as an illustrative tool to help potential investors understand the potential variability in the Company’s results under different hypothetical scenarios. To address the Staff’s concern and enhance transparency, the Company has revised the disclosure on pages 6, 7, 133, 134 and 135 of Amendment No. 3 to (i) include a clear statement that the sensitivity analysis is not a forecast or projection and should not be relied upon as such, (ii) provide a detailed explanation of the Company’s methodology, including the basis for its assumptions and the limitations of the analysis, (iii) emphasize that the analysis is based on historical data and reasonable assumptions derived from management’s industry experience and (iv) clarify that the selected variables in the analysis were chosen based on their significant impact on the Company’s business performance. In addition, the Company has added cautionary language highlighting the illustrative nature of the analysis and its limitations. The Company believes these enhancements ensure compliance with Item 10(b) of Regulation S-K by providing a reasonable basis for the information presented without overstating its predictive value. The Company further advises the Staff that it remains committed to transparent and accurate disclosure and is open to discussing any further concerns or suggestions the Staff may have regarding its sensitivity analysis presentation.

Illustrative Examples, page 23

3.	Please consider revising the tables on pages 26 and 27 to reflect the illustrative amounts that holders of each class would be entitled to receive in the event of a sale prior to the repayment of the subordinated loans.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the tables on pages 27, 28 and 29 of Amendment No. 3.

January 14, 2025 Page 4

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 120

4.	We note your disclosure on page 121 that in March, 2024, you obtained a letter of support from Bally’s Corporation, pursuant to which Bally’s Corporation commits to fund all of your operating, investing, and financing activities through at least December 31, 2025. Please file the letter of support as an exhibit.

Response: The Company respectfully acknowledges the Staff’s comment and has filed the letter of support as Exhibit 10.34 to Amendment No. 3 in response to the Staff’s comment.

Transactions with Related Persons, page 161

5.	Please disclose the amount paid to BMG under the Temporary Services Agreement for the year ended December 31, 2023, rather than the nine months ended September 30, 2023.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 166 of Amendment No. 3.

General

6.	We note the concurrent private placements. Please disclose the exemption to be relied upon and discuss the sophistication of such purchasers. Please also clarify whether such purchasers are required to and will meet the Class A Qualification Criteria.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and page 183 of Amendment No. 3.

7.	Please update disclosure as of the most recent practicable date. For instance, we note that the beneficial ownership table is as of September 30, 2024.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 38, 58, 149 and 170 of Amendment No. 3.

* * *

January 14, 2025 Page 5

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1834 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Senet Bischoff
Senet Bischoff
of LATHAM & WATKINS LLP

cc:	(via email)
Ameet Patel, Bally’s Chicago, Inc.
Sony Ben-Moshe, Esq., Latham & Watkins LLP
John Slater, Esq., Latham & Watkins LLP